Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Office:+1 (212) 837-6000 Fax: +1 (212) 422-4726 hugheshubbard.com

July 28, 2021

By EDGAR

Office of Trade & Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:	Scott Aderegg
Lilyanna Peyser

Re:	Argus Capital Corp.
Registration Statement on Form S-1
Submitted July 22, 2021

Ladies and Gentlemen:

On behalf of our client, Argus Capital Corp., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in the letter dated July 27, 2021 addressed to the Company with respect to the above-referenced registration statement on Form S-1. In connection with such responses, we are concurrently filing, electronically via EDGAR, Amendment No. 1 to the registration statement on Form S-1 (the “Amended Registration Statement”).

For ease of reference, each of the Staff’s comments is reproduced below in bold and italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings ascribed to them in the Amended Registration Statement.

Registration Statement on Form S-1 Submitted July 22, 2021

Exhibit 3.2

1.

On pages 63 and 133 of the registration statement, you state that the federal courts will be the exclusive forum for claims arising under the Securities Act, however Section XII of your form of amended and restated certificate of incorporation states that the Court of Chancery and the federal district court for the state of Delaware will have concurrent jurisdiction over such claims. Please revise your disclosure and charter for consistency and accuracy.

In response to the Staff’s comment, the Company has revised the disclosure on pages 63 and 133 of the Amended Registration Statement and article XII in its form of amended and restated certificate incorporation in exhibit 3.2.

Exhibit 4.4

2.

We note your disclosure on pages 63-64 of the registration statement that the exclusive forum provision in the form of warrant agreement will not apply to claims arising under the Exchange Act or other claims for which the federal courts have exclusive jurisdiction, however Section 9.3 of the form of warrant agreement does not so state. Please revise your disclosure and exhibit for consistency and accuracy.

In response to the Staff’s comment, the Company has revised section 9.3 of the form of warrant agreement in exhibit 4.4.

Exhibit 5.1

3.

Please revise or delete as inappropriate the assumptions in sections (a)(i) and (a)(ii) on page 3. In this regard, we note that limiting the assumption in section (a)(i) to the documents listed in Part III of the registration statement, and failing to exclude the Opined-on Law from the assumption in section (a)(ii), result in the assumptions being overly broad. Refer to Staff Legal Bulletin No. 19 for guidance.

In response to the Staff’s comment, we have revised certain assumptions in exhibit 5.1.

If you have any questions in connection with the filing or this response letter, please contact the undersigned at (212) 837-6770.

Very truly yours,

/s/ Gary J. Simon

cc:	Joseph R. Ianniello
Chairman and Chief Executive Officer
Argus Capital Corp.